SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 10 August 2015
Exhibit 1.2	Director/PDMR Shareholding dated 26 August 2015

Exhibit 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 August 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 August 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.8560 per share through participation in the BP ShareMatch UK Plan on 10 August 2015:-

Director

Dr B. Gilvary 80 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 80 shares

Mr B. Looney 83 shares

Mr D. Sanyal 83 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 26 August 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 25 August 2015 by Mr F.L. Bowman, a Director of BP p.l.c., that on 25 August 2015 he purchased 797 BP ADSs (ISIN number US0556221044). 300 BP ADSs were acquired at a price of US$31.350 per ADS and 497 BP ADSs were acquired at a price of US$31.345 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 08 September 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary